Exhibit 23.22

CONSENT OF SCALAR, LLC

Scalar, LLC (“Scalar”) hereby consents to (i) the filing of our fairness opinion dated September 25, 2022 (the “Opinion”) to the Board of Directors of GX Acquisition Corp. II (“GX”) as Annex F to the proxy statement/prospectus included in this Registration Statement on Form S-4, and any supplements and amendments thereto, (ii) the references therein to Scalar and (iii) the inclusion therein of (a) the summaries of and excerpts from the Opinion, (b) the description of certain financial analyses underlying the Opinion and (c) certain terms of our engagement by GX. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Scalar, LLC

By:	/s/ Zak Nugent
Name:	Zak Nugent
Title:	Chief Executive Officer
Date:	December 14, 2022